EXHIBIT 99.2

For Immediate Release 21-33-TR	Date:	August 15, 2021

Teck Donates $150,000 to Support British Columbia Wildfire Relief Efforts

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a donation of $100,000 to the Canadian Red Cross and $50,000 to the British Columbia Society for the Prevention of Cruelty to Animals (BC SPCA) in support of emergency efforts in response to the wildfires in British Columbia. A further $25,000 will go to match donations made by Teck employees. Teck’s donation to the Canadian Red Cross will help provide food, clothing and temporary accommodation for evacuees, and the donation to the BC SPCA will support the rescue and relocation of pets and farm animals in affected regions. In addition to this donation, Teck is supporting employees that live within the area of evacuation orders in the Thompson-Nicola region and is also engaging directly with Indigenous communities in the region to support wildfire relief efforts.

“Our thoughts are with all those impacted by the wildfires in different parts of British Columbia,” said Don Lindsay, President and CEO. “This is an extremely challenging time for many British Columbians and Teck will continue working with our local partners to ensure we are offering all the support we can at this time.”

Go to www.redcross.ca for information on how to support the Canadian Red Cross and to www.spca.bc.ca for information on how to support the BC SPCA.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com